

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2022

Brad Morse
Chief Executive Officer
Accretion Acquisition Corp.
240 Saint Paul, Suite 502
Denver, Colorado 80206

  Re: Accretion Acquisition Corp.
    Form 10-K for the year ended December 31, 2021
    Filed March 31, 2022
    File No. 001-40940

Dear Brad Morse:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction